UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On May 13, 2019, Kornit Digital Ltd. (“Kornit”) issued a press release entitled “Kornit Digital Reports First Quarter Results,” in which Kornit reported its financial results for the quarter ended March 31, 2019. A copy of that press release is furnished as Exhibit 99.1 hereto.

The U.S. GAAP financial information contained in the (i) consolidated balance sheets, (ii) consolidated statements of operations and (iii) consolidated statements of cash flows included in the press release attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-215404) and Form S-8 (File No.’s 333-203970, 333-214015, 333-217039, 333-223794 and 333-230567).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: May 13, 2019	By:	/s/ Guy Avidan
	Name:	Guy Avidan
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press release dated May 13, 2019 entitled “Kornit Digital Reports First Quarter Results”

3